20014347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01-50400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 9/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CU Investment Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 West 110th Street, Suite 650
(No. and Street)

Overland Park	Kansas	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brad Thomas (913) 912-5239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC
(Name – *if individual, state last, first, middle name*)

700 West 47th Street, Suite 1100	Kansas City	Missouri	64112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU Investment Solutions LLC, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L. HOGAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4/18/23

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CU Investment Solutions LLC

Confidential Pursuant to Rule 17a-5 (c)(3)

Financial Statements

For the Years Ended September 30, 2020 and 2019

CU Investment Solutions LLC
Table of Contents

Mayer Hoffman McCann P.C.
700 W 47th St Ste 1100 • Kansas City, MO 64112
Main: 816.945.5600 • Fax: 816.897.1280 • www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
CU Investment Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CU Investment Solutions, LLC ("Company") as of September 30, 2020 and 2019, the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. CU Investment Solutions, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The computation of net capital under rule 15c3-1 and statement pursuant to rule 17a-5(d)(4), computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission (SEC), and information relating to possession or control requirements under rule 15c3-3 of the SEC (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of CU Investment Solutions, LLC's financial statements. The supplemental information is the responsibility of CU Investment Solutions, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

We have served as the Company's auditor since 2010.
Kansas City, Missouri
November 25, 2020

CU Investment Solutions LLC
Statements of Financial Condition
As of September 30, 2020 and 2019

	September 30, 2020	September 30, 2019
Assets		
Cash and cash equivalents	$ 1,513,299	$ 2,042,126
Investments, at fair value	1,262,542	-
Receivables:		
Commissions	641,124	58,547
Advisory Fees	8,632	4,466
Accrued Interest	4,317	-
Other	248	-
Total Receivables	654,321	63,013
Operating Lease Asset	107,303	-
Other Assets	38,474	38,959
	145,778	38,959
Total Assets	$ 3,575,939	$ 2,144,098
Liabilities and Equity		
Liabilities:		
Commissions Payable	$ 340,861	$ 220,574
Deferred Revenue	-	375,000
Accounts Payable	35,190	26,873
Accrued Liabilities	274,477	182,925
Operating Lease Liability	107,303	-
Total Liabilities	757,831	805,372
Members' Equity:		
Members' Shares ($10,000 par value per share)	900,000	800,000
Members' Paid-In Capital	80,470	-
Retained Earnings	1,837,639	538,726
Total Members' Equity	2,818,109	1,338,726
Total Liabilities and Members' Equity	$ 3,575,939	$ 2,144,098

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Income
For the years ended September 30, 2020 and 2019

	2020	2019
Revenue		
Commissions - corporate agent program	$ 6,735,704	$ 2,130,788
Commissions - financial product sales	981,144	759,059
Corporate platform fee	375,000	500,000
Advisory and other revenue	167,459	192,572
Net gains on investment securities - unrealized	27,529	12,155
Interest income	12,939	15,385
Total Revenue	8,299,775	3,609,959
Expenses		
Salaries and benefits	1,197,036	1,125,296
Commissions	5,193,789	1,672,188
Professional and outside services	349,713	324,406
Office occupancy and administration	86,894	98,409
Data processing	66,186	63,679
Memberships and registration fees	42,088	34,475
Travel	12,088	20,041
Insurance and other	53,069	53,325
Total Expenses	7,000,862	3,391,819
Net Income	$ 1,298,913	$ 218,140

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Changes in Members' Equity
For the years ended September 30, 2020 and 2019

	Shares	Members' Shares	Paid-In Capital	Retained Earnings	Total
Opening Balance, October 1, 2018	80	$800,000	$ -	$ 320,586	$ 1,120,586
Net Income	-	-	-	218,140	218,140
Ending Balance, September 30, 2019	80	$800,000	$ -	$ 538,726	$ 1,338,726
Shares Issued	10	100,000	80,470	-	180,470
Net Income	-	-		1,298,913	1,298,913
Ending Balance, September 30, 2020	90	$900,000	$ 80,470	$ 1,837,639	$ 2,818,109

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Cash Flows
For the years ended September 30, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net Gain	$ 1,298,913	$ 218,140
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	4,152	-
Net (accr) amort of (discounts)/premiums securities	1,987	(1,370)
Net change in unrealized loss on investment securities	(27,529)	(13,374)
Realized loss on investment securities	-	1,218
Changes in operating assets and liabilities:		
Receivables from customers	(582,578)	(50,242)
Other receivables	(8,730)	8,684
Other assets	1,816	8,510
Commissions payable	120,287	168,521
Accounts payable and accrued expenses	99,868	(43,234)
Deferred Revenue	(375,000)	-
Net cash provided by (used in) operating activities	533,186	296,853
Cash flows from investing activities:		
Purchase of investments	(1,237,000)	-
Proceeds from sales of investments	-	247,782
Maturities of investment	-	992,000
Fixed assets purchased	(5,483)	-
Net cash provided by investing activities	(1,242,483)	1,239,782
Cash flows from financing activities:		
Shares Issued	180,470	-
Net cash provided by financing activities	180,470	-
Net increase (decrease) in cash	(528,827)	1,536,635
Cash and cash equivalents, beginning of year	2,042,126	505,491
Cash and cash equivalents, end of year	$ 1,513,299	$ 2,042,126

See accompanying notes to financial statements.

1. Nature of Organization

CU Investment Solutions LLC (the "Company") is registered with the Securities and Exchange Commission as a securities broker/dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.

The Company was incorporated in Kansas on December 21, 1988, and as of September 29, 2011 operated as a wholly owned subsidiary of U.S. Central Bridge Corporate Federal Credit Union. The Company was formed for the purpose of providing investment services to the corporate credit union network. In anticipation of a change in ownership, the Company converted from an incorporated entity to a single member limited liability company ("LLC") under the Kansas Revised LLC act on June 30, 2011.

On September 30, 2011 the Company was acquired by a group of corporate credit unions and continues to provide broker/dealer and investment advisory services to the corporate and natural person credit union sector.

The Company derives the majority of revenues and expenses from its relationships with its owner members and other corporate and natural person credit unions. Future revenues depend on the continued reliance of these entities on the Company for securities transaction processing and other services.

The Company clears all transactions for its customers on a fully-disclosed basis with a clearing broker-dealer, who carries all customers' accounts and maintains the related records. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States ("GAAP") and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent funds on deposit at financial institutions. Share/deposit insurance at the natural person credit union is provided by the National Credit Union Share Insurance Fund ("NCUSIF"), a U.S. Government insurance fund for account balances up to $250,000. Deposit insurance at the U.S. bank and trust company is provided by the Federal Deposit Insurance Corporation ("FDIC"). Cash balances held at the U.S. clearing firm are insured by the Securities Investor Protection Corporation ("SIPC") up to $250,000. Cash and cash equivalents held on deposit at a U.S. bank and trust company exceeding insurance coverage was $783,086 in the operating accounts as of September 30, 2020. Cash and cash equivalents held on deposit at a natural person credit union exceeding insurance coverage was $165,445 in the operating accounts as of September 30, 2020. Cash balances did not exceed insurance coverage at the U.S. clearing firm as of September 30, 2020.

Securities Transactions
Customer securities transactions, executed on a fully-disclosed basis by the Company's clearing broker-dealer, are recorded on a settlement-date basis, generally within two business days after trade date, with related transaction revenue recorded on a trade-date basis. In certain cases, another broker/dealer or customer will fail to deliver securities to the clearing broker-dealer, and as a result, the clearing broker-dealer will fail to deliver securities to the counterparty to the transaction. The Company's clearing broker-dealer promptly forwards securities upon receipt and settles cash when the securities are delivered.

Proprietary securities transactions, executed for the account and benefit of the Company, are recorded on a trade-date basis. As of September 30, 2020, the Company held investment securities with a fair value of $1,262,542. As of September 30, 2019, the company did not hold any investment securities. The investment securities are recorded at fair value, with changes in fair value recorded in the statement of operations.

Interest and dividend revenues are accounted for on an accrual basis and included in interest income. Direct trading expenses associated with proprietary security transactions are recorded when incurred, which is typically the trade-date.

Revenue recognition
The Company adopted ASC Topic 606, Revenue from Contracts with Customers by applying the modified retrospective method. Adoption had no material impact on the Company's financial condition, results of operations or cash flows.

The Company's revenue recognition methods for its contracts with customers prior to the adoption of Topic 606 were consistent with its methods after the adoption of Topic 606. The Company records a receivable when revenue is recognized prior to payment and when the

Company has an unconditional right to payment. The Company records a contract liability when payment is received prior to the time at which the satisfaction of the contract obligation occurs.

Corporate agent program ("CAP") and financial product sales ("FPS") revenues represent payment for the execution of securities transactions on behalf of corporate and natural person credit union customers. Revenues are recognized on the date of execution (trade date). The Company's performance obligations consist of trade execution and clearing services and are fully satisfied on the settlement date. Substantially all revenue received is from related parties.

Advisory revenues represent fees paid by corporate customers for assistance with asset/liability management reporting and analysis of their investment strategies. Advisory revenues are recognized when earned, generally when the services are rendered. The Company's performance obligations have been fulfilled on invoice date. Substantially all revenue received is from related parties.

Platform fee revenues represent fees paid by corporate owners for their usage of the Company's business infrastructure and services over the following twelve months. Platform fees are recorded when invoiced as Deferred Revenue and accreted to income over a twelve-month period at a straight-line rate. The Company's performance obligation is satisfied at the end of the twelve-month period. Substantially all revenue received is from related parties.

Income Taxes
The Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes.

3. Investment Securities

Investments securities at September 30, 2020 were as follows:

	2020			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Brokered Certificates of Deposit	1,235,013	27,529	-	1,262,542
	$ 1,235,013	$ 27,529	$ -	$ 1,262,542

There were no realized gains due to no sales of securities during the year ended September 30, 2020.

4. Fair Value Measurement

The Company follows Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a hierarchy for determining the fair value of financial and non-financial instruments. The hierarchy consists of three levels of valuations based on the evidence used to determine the fair value. ASC 820 requires that the highest level of valuation available be used based on market observable data. A "Level 1" valuation is a quoted market price for a particular (or identical) asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price (in an active market) is not available, but all significant inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management or outside parties.

The following table presents the balances of investments measured at fair value as of September 30, 2020:

	2020 Fair Value Using			
	Level 1	Level 2	Level 3	Total Fair Value
Brokered Certificates of Deposit	-	1,262,542	-	1,262,542
	$ -	$ 1,262,542	$ -	$ 1,262,542

The fair value of certificates of deposits is estimated using third-party quotations as provided by our clearing firm, which applies commonly used pricing services and practices. These deposits are categorized in Level 2 of the fair value hierarchy.

5. Related Party Transactions

Certain of the member-owners of the Company currently utilize the CAP to facilitate marketable security transactions on behalf of their natural person credit union members resulting in revenues earned by the Company from a third party clearing broker-dealer and associated commissions paid to these member-owners.

As of September 30, 2020 and 2019, $340,861 and $220,574, respectively, in commissions payable to these member-owners was outstanding. Commissions paid to these member-owners during the years ended September 30, 2020 and 2019 were $4,775,651 and $1,510,208, respectively and are included in commissions in the accompanying statements of operations.

During the years ended September 30, 2020 and 2019, the Company recorded CAP, FPS and advisory revenues from member-owner activity totaling $7,838,939 and $2,947,320, respectively. Advisory services, specifically, asset-liability management ("ALM") reporting, are supplemented with information processed pursuant to an agreement with a wholly-owned credit union service organization of a member-owner of the Company. Expenses in connection

with this agreement are included in professional and outside services and totaled $80,014 and $78,607 for the years ended September 30, 2020 and 2019, respectively. The Company also had receivables from member-owners of $8,632 and $4,466 related to advisory services at September 30, 2020 and 2019.

In June 2018, the board approved a Corporate Platform fee that may be charged to the owners annually based on usage of the Company. Fees of $500,000 were invoiced in June and received in July and August of 2018. These fees were recorded as Deferred Revenue and accreted to income at a straight-line rate of $41,667 monthly, starting in July 2018 and ending June 2019. The Corporate Platform Fee was renewed for July 2019 in the same aggregate amount and using the same accounting treatment. The balance of Deferred Revenue is $375,000 as of September 30, 2019. The board decided to forego charging a Corporate Platform Fee in July 2020 in consideration of the company's performance, resulting in no corresponding Deferred Revenue as of September 30, 2020.

Approximately 83.9 and 90.8 percent of total revenue was recorded from three member owners in 2020 and four member owners in 2019, respectively.

6. Income Taxes

At September 30, 2020 and 2019, the Company believes it has retained its' non-taxable status, and therefore does not have any significant uncertain tax positions which did not meet the more likely than not measurement threshold. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. The Company is no longer subject to income tax examinations in significant jurisdictions for years before 2017.

7. Retirement Plan

The employees participate in a defined contribution retirement plan sponsored by the Company. Under the terms of the plan, employees of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service. The Company matches 100% of the first 3% of the salary of the participant and an additional 50% of the next 2% of the salary of the participant. The employer matching contributions vest immediately. In addition, the Company may make discretionary profit sharing contributions, which are 100% vested when the employee reaches four years of service. The Company contributed a total of $75,452 and $71,727 to the plan during the years ended September 30, 2020 and 2019, respectively.

As of June 16, 2016 a deferred compensation agreement went into effect with an Executive of the Company. If the Executive was still employed with the company a $75,000 bonus was be paid out June 16, 2019. As of December 20, 2016 a retroactive agreement starting in October 1, 2016 went into effect for another Executive of the Company. If the Executive was still employed

with the Company a $45,000 bonus was be paid out September 30, 2019. Each of these agreements was paid out as agreed during 2019. Compensation expense recorded for the years ended September 30, 2019 totaled $32,708.

8. Business Risks and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of September 30, 2020, did not have a material adverse effect on the financial statements of the Company.

As of September 30, 2020 and 2019, the Company provided its transaction and advisory services solely to corporate credit unions and members of corporate credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with corporate credit unions, including primarily its member-owners and their natural person credit union members.

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships and a variety of other matters. Additionally during the ordinary course of business the Company may be subjected to fines imposed by regulatory agencies. While the Company cannot predict the outcome of its pending regulatory and legal matters with certainty, the Company does not believe any currently identified claim, proceeding or litigation, either individually or in aggregate, or regulatory fines will have a material impact on the Company's results of operations, financial position or cash flows.

9. Commitments

Effective September 16, 2011, the Company entered into an operating lease agreement for its main operations which required monthly lease payments ranging from approximately $4,100 to $4,300 through October 31, 2016. On December 31, 2015, an amendment was signed to extend the lease agreement through October 31, 2019, which required monthly lease payments ranging from approximately $4,300 to $4,320. On July 23, 2019, an additional amendment was signed to extend the lease agreement through October 31, 2022, which requires monthly lease payments ranging from approximately $4,315 to $4,598. The related lease expense of $55,512 and $55,090 for the years ended September 30, 2020 and 2019, respectively, is included in office occupancy and administration expense.

The Company adopted "ASC 842 – Leases" as of September 30, 2020, which requires lessees to recognize certain leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right of use model (ROU) that requires a lessee

to recognize a ROU asset and lease liability on balance sheet for leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement.

With adoption of ASC 842, the Company has recognized an operating lease liability for it's office space of $107,303 as of September 30, 2020, with a corresponding ROU asset of the same amount based on the present value of the remaining minimum rental payments under its existing operating lease. The discount rate used by the Company was determined by a comparable borrowing rate indicated to it through its relationship with the financial institution.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At September 30, 2020, the Company had net regulatory capital of $2,629,301, which was $2,529,301 in excess of the required net capital of $100,000. At September 30, 2019, the Company had net regulatory capital of $1,282,301, which was $1,182,301 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15 to 1. As of September 30, 2020 the ratio of aggregate indebtedness to net capital for the Company was 0.25 to 1. As of September 30, 2019, the ratio was 0.34 to 1.

11. Recent Accounting Pronouncements

The Company is not aware of any recent accounting pronouncements that would have a material impact on its future practices or reporting.

12. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through November 24, 2020, which is the date these financial statements were available to be issued.

Supplementary Information

CU Investment Solutions LLC
Schedule I
Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4)
September 30, 2020

		2020
Total Equity	$	2,818,109
Non-Allowable Assets:		
Advisory fees receivable		8,632
Property, plant and equipment, net		108,633
Other assets		40,443
Total Non-Allowable Assets		157,708
Deductions:		
Excess insurance deductible		13,000
Securities haircuts		18,100
Undue concentration		-
Total Deductions		31,100
Net Capital	$	2,629,301
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	309,667
Commissions payable		340,861
Total Aggregate Indebtedness	$	650,528
Regulatory Minimum Net Capital (Greater of $100,000 or 6 2/3% of Total Aggregate Indebtedness)	$	100,000
Excess Net Capital	$	2,529,301
Ratio of Aggregate Indebtedness to Net Capital		0.2474 to 1

CU Investment Solutions LLC
Schedule I
Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4)
September 30, 2020

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.

CU Investment Solutions LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2020

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

CU Investment Solutions LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2020

The company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3 (k)(2)(ii).

[redacted]

CU Investment Solutions LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

For the Year Ended September 30, 2020

MHM

Mayer Hoffman McCann P.C.
700 W 47th St Ste 1100 • Kansas City, MO 64112
Main: 816.945.5600 • Fax: 816.897.1280 • www.mhmcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Board of Managers of CU Investment Solutions LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by CU Investment Solutions LLC (Company) and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2020, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including the check copy and bank statement for the interim payment filed on Form SIPC-6, and ACH check draft for the payment submitted with the Form SIPC-7, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2020, noting no differences;

3. Compared the adjustments to revenues reported in Form SIPC-7 to supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Inspect the Form SIPC-7 for evidence of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no such overpayments.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the

Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
November 25, 2020